

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2012

Via E-mail
Nikolas P. Tsakos
President and Chief Executive Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

     Re: **Tsakos Energy Navigation Limited**
               Registration Statement on Form F-3
               Filed September 21, 2012
               File No. 333-184042

Dear Mr. Tsakos:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Cover Page

Calculation of Registration Fee Table

1. We note that your Registration Statement on Form F-3 (File No. 333-159218), initially filed on May 13, 2009, went effective on July 14, 2009. We also note that the three-year period provided by Rule 415(a)(5) of the Securities Act of 1933 lapsed as of July 14, 2012 and that a replacement registration statement was not filed prior to the end of such three-year period as contemplated by Rule 415(a)(6) of the Securities Act of 1933. In this regard, we note that this registration statement was filed on September 21, 2012. Please confirm that you have not offered and sold any securities, and will not offer and

sell any securities, pursuant to the above-referenced expired registration statement during the grace period provided by Rule 415(a)(5) of the Securities Act of 1933. Refer to Securities Act Rules Compliance and Disclosure Interpretations Questions 212.22 and 212.26, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Prospectus Summary, page 5

2. Please revise this section to disclose your revenues, net income or loss, total debt and total assets as of and for the years ended December 31, 2011, 2010 and 2009.

3. We note your disclosure on page 11 of your Annual Report on Form 20-F for the year ended December 31, 2011 that you were not in compliance with certain financial covenants contained in your loan and credit facility agreements. We also note that you were not in compliance as of June 30, 2012 as disclosed on page 12 of Exhibit 99.2 to your Form 6-K filed on September 14, 2012. Please revise this section to disclose the financial covenants that you need to maintain under your loan and credit facility agreements and detail your current compliance therewith as of the most recent measurement date. Additionally, to the extent that you have obtained any waivers, please briefly summarize such waivers.

Description of Securities We May Offer, page 10

Purchase Contracts, page 22

4. We note your disclosure that you may issue purchase contracts for the purchase or sale of commodities. Please explain to us what plans you have for issuing purchase contracts for commodities. In your response, please describe to us the commodities involved. Alternatively, please revise this section to remove all references to commodities.

Selling Shareholders, page 33

5. We note that you appear to be relying upon Rule 430B of the Securities Act of 1933 to omit certain information regarding the selling shareholders from this registration statement. Please confirm that you satisfy all of the conditions of Rule 430B(b)(2) of the Securities Act of 1933 and revise this section to disclose the information required by Rule 430B(b)(2)(iii) of the Securities Act of 1933.

Plan of Distribution, page 34

6. Please revise this section to state that the selling shareholders may be deemed underwriters.

<u>Item 9. Exhibits, page II-2</u>

7. Please confirm that in connection with any takedown and the offerings of securities pursuant to this registration statement you will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the registration statement.

<u>Exhibit 5.1</u>

<u>3. Assumptions, page 2</u>

8. Please have counsel delete the assumptions contained in clauses (d), (e), (g), (h) and (k).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Nikolas P. Tsakos
Tsakos Energy Navigation Limited
October 17, 2012
Page 4

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
Stephen P. Farrell, Esq.